October 6, 2010

Mr. Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3561

Re:          Station Casinos, Inc.

Form 10-K: For the Fiscal Year Ended December 31, 2009

Filed on March 31, 2010

File No. 001-12037

Dear Mr. Shenk:

Station Casinos, Inc. (the “Company,” “we,” or “our”) has received and reviewed the comments in the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission dated October 5, 2010.  We are requesting an extension to November 8, 2010 to file our response to the Staff’s letter.  Given the continued demands that have been placed on our accounting and finance group while the Company is operating in bankruptcy, we feel we need additional time to adequately prepare and respond to the Staff’s comments.  If I can be of any assistance to you or should you have any questions, please do not hesitate to contact me at (702) 495-4210 or contact Curt Mayer, our Vice President of Finance at (702) 495-4242.

Sincerely,

/s/ Thomas M. Friel
Thomas M. Friel
Executive Vice President,
Chief Accounting Officer and Treasurer